UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 12, 2026

FIRST HAWAIIAN, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware

(State or Other Jurisdiction of Incorporation)

001-14585	99-0156159
(Commission File Number)	(IRS Employer Identification No.)

999 Bishop St., 29th Floor
Honolulu, Hawaii	96813
(Address of Principal Executive Offices)	(Zip Code)

(808) 525-7000

(Registrant’s Telephone Number, including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol	Name of each exchange on which registered:
Common Stock, par value $0.01 per share	FHB	NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

Merger Agreement

Overview

On July 12, 2026, First Hawaiian, Inc., a Delaware corporation (“FHI”), entered into an Agreement and Plan of Reorganization and Merger (the “Merger Agreement”) with TriCo Bancshares, a California corporation (“TriCo”), and Horizon Merger Sub, Inc., a California corporation and a direct, wholly owned subsidiary of FHI (“Merger Sub”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Merger Sub will merge with and into TriCo (the “Merger”), with TriCo surviving the Merger (the “Surviving Corporation”), and immediately following the Merger, the Surviving Corporation will merge with and into FHI (the “Second Step Merger”, and together with the Merger, the “Mergers”), with FHI continuing as the surviving entity in the Second Step Merger. Promptly following the Second Step Merger, Tri Counties Bank, a California state-chartered non-member bank and wholly owned subsidiary of TriCo, will merge with and into First Hawaiian Bank, a Hawaii state-chartered non-member bank and wholly owned subsidiary of FHI (the “Bank Merger”), with First Hawaiian Bank continuing as the surviving bank in the Bank Merger. The Merger Agreement is attached hereto as Exhibit 2.1, and is incorporated by reference herein.

The Merger Agreement was unanimously approved and adopted by the board of directors of each of FHI, TriCo and Merger Sub.

Merger Consideration

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock, no par value per share, of TriCo (“TriCo Common Stock”) outstanding immediately prior to the Effective Time, subject to certain exceptions, will be converted into the right to receive 2.095 shares (the “Exchange Ratio”) of common stock, par value $0.01 per share, of FHI (“FHI Common Stock”). Holders of TriCo Common Stock will receive cash in lieu of fractional shares.

Treatment of TriCo Equity Awards

Pursuant to the terms of the Merger Agreement, at the Effective Time, equity-based awards outstanding under TriCo’s equity-based incentive compensation plans immediately prior to the Effective Time will generally be subject to the following treatment:

•	Each outstanding TriCo performance-based restricted stock unit award granted more than 12 months prior to the Effective Time will be cancelled and converted into the right to receive a number of fully vested shares of FHI Common Stock, based on the number of shares underlying the TriCo equity award immediately prior to the Effective Time that would be earned based on the actual level of achievement of the applicable performance goals through the business day prior to the Effective Time, prorated for the portion of the applicable performance period elapsed through such date and adjusted based on the Exchange Ratio.

•	Each other outstanding TriCo performance-based restricted stock unit award will be assumed and converted into a corresponding restricted stock unit award in respect of FHI Common Stock, with the number of shares underlying such award determined based on the number of shares underlying the TriCo equity award immediately prior to the Effective Time that would be earned assuming the achievement of the applicable performance goals based on target performance and adjusted based on the Exchange Ratio, generally subject to the same terms and conditions (including service-based vesting terms and any applicable change in control and termination of employment protection, but excluding any performance-based vesting conditions) as applied to the corresponding TriCo equity award immediately prior to the Effective Time.

•	Each outstanding TriCo time-based restricted stock unit award will be assumed and converted into a corresponding restricted stock unit award in respect of FHI Common Stock, with the number of shares underlying such award determined based on the number of shares underlying the TriCo equity award immediately prior to the Effective Time and adjusted based on the Exchange Ratio, generally subject to the same terms and conditions (including vesting terms and any applicable change in control and termination of employment protection) as applied to the corresponding TriCo equity award immediately prior to the Effective Time.

Corporate Governance

The Merger Agreement also provides that, at the Effective Time, four directors of TriCo as of immediately prior to the Effective Time will be added to FHI’s board of directors. In addition, the Merger Agreement provides that, effective as of the Effective Time, the board of directors of First Hawaiian Bank will be reconstituted so that its membership mirrors the composition of FHI’s board of directors, including the directors of TriCo who will be appointed to FHI’s board of directors in connection with the Merger. Subject to the requirements of applicable law, after the closing of the Bank Merger, First Hawaiian Bank will operate Tri Counties Bank as a division of First Hawaiian Bank.

Representations and Warranties; Covenants

The Merger Agreement contains customary representations and warranties from both FHI and TriCo, and each party has agreed to customary covenants, including, among others, covenants relating to (1) the conduct of its business during the interim period between the execution of the Merger Agreement and the Effective Time, (2) its obligations to call a meeting of its stockholders or shareholders, as applicable, to approve, in the case of TriCo, the Merger Agreement and the transactions contemplated thereby (the “TriCo Shareholder Approval”), and, in the case of FHI, the issuance of shares of FHI Common Stock to be issued to TriCo’s shareholders in the Merger (the “FHI Stockholder Approval”) and, subject to certain exceptions, for the board of directors of each of FHI and TriCo to recommend that its stockholders or shareholders, as applicable, vote in favor of such approvals, and (3) its non-solicitation obligations relating to alternative acquisition proposals. FHI and TriCo have also agreed to use their reasonable best efforts to prepare and file all applications, notices and other documents to obtain all necessary consents and approvals for consummation of the transactions contemplated by the Merger Agreement.

Closing Conditions

The completion of the Merger is subject to customary conditions, including (1) receipt of the FHI Stockholder Approval and the TriCo Shareholder Approval, (2) the filing of a notification of listing of the shares of FHI Common Stock to be issued in the Merger in accordance with the Nasdaq Stock Market’s listing rules, (3) receipt of required regulatory approvals, including the approval of the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the Hawaii Department of Commerce and Consumer Affairs, Division of Financial Institutions and the California Department of Financial Protection and Innovation, (4) effectiveness of the registration statement on Form S-4 for the FHI Common Stock to be issued in the Merger, and (5) the absence of any order, injunction, decree or other legal restraint preventing the completion of the Mergers, the Bank Merger or any of the other transactions contemplated by the Merger Agreement or making the completion of the Mergers, the Bank Merger or any of the other transactions contemplated by the Merger Agreement illegal. Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (1) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (2) performance in all material respects by the other party of its obligations under the Merger Agreement and (3) receipt by such party of an opinion from its counsel to the effect that the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Termination; Termination Fee

The Merger Agreement provides certain termination rights for both FHI and TriCo and further provides that a termination fee of $80,000,000 will be payable by either FHI or TriCo in the event of termination of the Merger Agreement under certain circumstances.

Voting and Support Agreements

On July 12, 2026, concurrently with the execution of the Merger Agreement, FHI entered into voting and support agreements with each member of the TriCo board of directors (the “Voting and Support Agreements”), on identical terms except for the identity of the TriCo director signing the relevant agreement. The form of Voting and Support Agreement is attached hereto as Exhibit 10.1 and is incorporated by reference herein.

The Voting and Support Agreements require, among other things, that each of the directors party thereto (in such directors’ capacity as shareholders only) (a) vote all of the shares of TriCo Common Stock owned by them: (i) in favor of the adoption of the Merger Agreement and (ii) against alternative transactions or other proposals that could prevent or materially delay the Merger, (b) grant a corresponding proxy with respect to their shares under certain circumstances and (c) not, directly or indirectly, sell, assign, transfer or otherwise dispose of their shares of TriCo Common Stock, subject to certain exceptions.

Each of the Voting and Support Agreements will terminate at the earliest of (a) the Effective Time, (b) the termination of the Merger Agreement in accordance with its terms, and (c) any amendment to the Merger Agreement without the prior written consent of the relevant director if such amendment diminishes the Merger Consideration, changes the form of Merger Consideration or extends the termination date of the Merger Agreement other than pursuant to any extension right expressly provided in the Merger Agreement.

Important Statement Regarding the Transaction Agreements

The foregoing descriptions of the Merger Agreement and the Voting and Support Agreements (collectively, the “Transaction Agreements”) do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement and the form of Voting and Support Agreement, copies of which are attached hereto as Exhibit 2.1 and Exhibit 10.1, respectively, and are incorporated herein by reference.

The representations, warranties and covenants of each party set forth in the Transaction Agreements have been made only for purposes of, and were and are solely for the benefit of the parties to, the Transaction Agreements; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Transaction Agreements instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (1) will not survive consummation of the Merger and (2) were made only as of the date of the Transaction Agreements or such other date as is specified in the Transaction Agreements. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Transaction Agreements, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Transaction Agreements are included with this filing only to provide investors with information regarding the terms of the Transaction Agreements, and not to provide investors with any other factual information regarding FHI or TriCo, their respective affiliates or their respective businesses. The Transaction Agreements should not be read alone, but should instead be read in conjunction with the other information regarding FHI, TriCo, their respective affiliates or their respective businesses, the Transaction Agreements and the transactions contemplated thereby that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a joint proxy statement of FHI and TriCo and a prospectus of FHI, as well as in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings that each of FHI and TriCo makes with the Securities and Exchange Commission (the “SEC”).

Item 9.01 Financial Statements and Exhibits

Exhibit	Description
2.1	Agreement and Plan of Reorganization and Merger, dated as of July 12, 2026, by and among First Hawaiian, Inc., TriCo Bancshares and Horizon Merger Sub, Inc.*
10.1	Form of Voting and Support Agreement
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the SEC upon request; provided, however, that the parties may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any document so furnished.

FORWARD-LOOKING STATEMENTS

This communication may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, among others, statements regarding the expected timing, completion and effects of the proposed business combination transaction between First Hawaiian, Inc. (“FHI”) and TriCo Bancshares (“TriCo”) (the “Transaction”) and the plans, objectives, expectations and intentions of FHI and TriCo. Any statement that does not describe historical or current facts is a forward-looking statement. Forward-looking statements are often, but not always, made through the use of words or phrases such as “annualized,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “projection,” “seek,” “should,” “target,” “will,” “would” or the negative version of those words or other comparable words or phrases of a future or forward-looking nature.

FHI and TriCo caution that the forward-looking statements in this communication are not guarantees of future performance and involve a number of known and unknown risks, uncertainties and assumptions that are difficult to assess and are subject to change based on factors which are, in many instances, beyond FHI’s and TriCo’s control. A number of important factors could cause actual results to differ materially from those indicated in these forward-looking statements, including the following: changes in general economic, political, or industry conditions, and in conditions impacting the banking industry specifically; uncertainty in U.S. fiscal, monetary and trade policy, including the interest rate policies of the Federal Reserve Board or the effects of any declines in housing and commercial real estate prices, high or increasing unemployment rates, continued or renewed inflation, the impact of proposed or imposed tariffs by the U.S. government or retaliatory tariffs proposed or imposed by U.S. trading partners that could have an adverse impact on customers or any recession or slowdown in economic growth particularly in the markets in which FHI and TriCo conduct business, including Hawaii, Guam, Saipan and California; volatility and disruptions in global capital and credit markets; the impact of bank failures or adverse developments at other banks on general investor sentiment regarding the stability and liquidity of banks; changes in interest rates that could significantly reduce net interest income and negatively affect asset yields and valuations and funding sources, including impacts on prepayment speeds; competitive pressures among financial institutions and nontraditional providers of financial services, including on product pricing and services; concentrations within FHI’s or TriCo’s loan portfolio (including commercial real estate loans) or other asset classes, and the parties’ ability to attract and retain customer deposits, large loans to certain borrowers, access liquidity and capital, and manage deposit costs and funding sources; the success, impact, and timing of FHI’s and TriCo’s respective business strategies, including market acceptance of any new products or services and FHI’s and TriCo’s ability to successfully implement strategic, operational, technology and integration initiatives; the failure to properly use and protect customer and employee information and data; cybersecurity risks, including the occurrence of fraudulent activity or a material breach of, or disruption to, the security of FHI’s, TriCo’s or their vendors’ systems; risks related to the development, implementation, use and management of artificial intelligence and other emerging technologies; the effects of failures or interruptions of information, communications or third-party service-provider systems; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations; changes in laws or regulations; adverse weather conditions, natural disasters and other catastrophic events such as wildfires; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement to which FHI and TriCo are parties; the outcome of any legal proceedings that may be instituted against FHI or TriCo, including potential litigation relating to the Transaction; delays in completing the Transaction; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the failure to obtain stockholder or shareholder approvals, as applicable, or to satisfy any of the other conditions to the closing of the Transaction on a timely basis or at all; changes in FHI’s or TriCo’s share price before closing, including as a result of the financial performance of the other party prior to closing, or more generally due to broader stock market movements, and the performance of financial companies and peer group companies; the possibility that the anticipated benefits of the Transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where FHI and TriCo do business; certain restrictions during the pendency of the proposed Transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Transaction; the ability to complete the Transaction and integration of FHI and TriCo promptly and successfully; the dilution caused by FHI’s issuance of additional shares of its capital stock in connection with the Transaction; and other factors that may affect the future results of FHI and TriCo.

The foregoing factors should not be considered an exhaustive list and should be read together with the other cautionary statements set forth in FHI’s Annual Report on Form 10-K for the year ended December 31, 2025 and its latest Quarterly Report on Form 10-Q, which are on file with the Securities and Exchange Commission (the “SEC”) and available on FHI’s investor relations website, https://ir.fhb.com, under the heading “SEC Filings,” and in other documents FHI files with the SEC, and in TriCo’s Annual Report on Form 10-K for the year ended December 31, 2025 and its latest Quarterly Report on Form 10-Q, which are on file with the SEC and available on TriCo’s website, www.tcbk.com, under the “About” tab and the “Investor Relations” link and then under the heading “SEC Filings” and in other documents TriCo files with the SEC. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Accordingly, you should not place undue reliance on any such forward-looking statements.

Any forward-looking statement speaks only as of the date on which it is made, and neither FHI nor TriCo undertakes any obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by applicable law.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed Transaction, FHI will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of FHI and TriCo and a Prospectus of FHI, as well as other relevant documents concerning the Transaction. Certain matters in respect of the Transaction involving FHI and TriCo will be submitted to FHI’s stockholders and TriCo’s shareholders, as applicable, for their consideration.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS, FHI STOCKHOLDERS AND TRICO SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Stockholders or shareholders, as applicable, will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about the Transaction, FHI and TriCo, without charge, at the SEC’s website, www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Hawaiian, Inc., Attention: Secretary, 999 Bishop Street, Honolulu, HI 96813, (808) 525-7000 or to TriCo Bancshares, Attention: Shareholder Services, 63 Constitution Drive, Chico, CA 95973, (530) 898-0300.

PARTICIPANTS IN THE SOLICITATION

FHI, TriCo, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from FHI stockholders or TriCo shareholders in connection with the Transaction under the rules of the SEC. Information regarding FHI’s directors and executive officers is available in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in FHI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 27, 2026 (available here); in the sections entitled “Corporate Governance and Board Matters,” “Compensation Discussion and Analysis,” “Executive Compensation Tables,” “Biographies of Executive Officers” and “Security Ownership of Certain Beneficial Owners, Directors and Management” in FHI’s definitive proxy statement relating to its 2026 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2026 (available here); and other documents filed by FHI with the SEC. Information regarding TriCo’s directors and executive officers is available in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters;” in TriCo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on March 2, 2026 (available here); in the sections entitled “Board of Directors,” “Corporate Governance, Board Nominations and Board Committees,” “Compensation of Directors,” “Ownership of Voting Securities,” “Compensation Discussion and Analysis” and “Compensation of Named Executive Officers” in TriCo’s definitive proxy statement relating to its 2026 Annual Meeting of Shareholders, which was filed with the SEC on April 17, 2026 (available here); and other documents filed by TriCo with the SEC. To the extent holdings of FHI common stock by the directors and executive officers of FHI or holdings of TriCo common stock by directors and executive officers of TriCo have changed from the amounts held by such persons as reflected in the documents described above, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus relating to the Transaction. Free copies of this document, when available, may be obtained as described in the preceding paragraph.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST HAWAIIAN, INC.

Date: July 15, 2026	By:	/s/ Robert S. Harrison
	Name:	Robert S. Harrison
	Title:	Chairman of the Board, President and Chief Executive Officer